UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 0−18051

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Denny's 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Denny's Corporation
203 E. Main Street
Spartanburg, SC 29319-0001

DENNY’S 401(k) PLAN

Financial Statements

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm Thereon)

DENNY’S 401(k) PLAN

Financial Statements

December 31, 2007 and 2006

Note:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

The Retirement Committee

Denny’s 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Denny’s 401(k) Plan (the Plan) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

Greenville, South Carolina

June 27, 2008

DENNY’S 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and December 31, 2006
	2007	2006
Assets:
Investments - at fair value (Note 3):
Money market funds	$582,603	1,168,774
Pooled, common and collective funds	43,763,357	47,449,178
Mutual funds	33,472,137	30,939,663
Denny's Corporation common stock	—	921,638
Participant Loans	1,920,537	1,586,045
Total investments - at fair value	79,738,634	82,065,298
Receivable - participant contributions	174,365	—
Receivable - employer contribution	65,177	65,580
Total assets	79,978,176	82,130,878
Liabilities:
Accrued expenses	15,004	48,143
Excess employer match refundable (Note 5)	—	4,687
Excess contributions refundable (Notes 1 and 5)	159,435	105,764
Total liabilities	174,439	158,594
Net assets available for benefits at fair value	79,803,737	81,972,284
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 1)	97,914	496,243
Net assets available for benefits	$79,901,651	82,468,527

See accompanying notes to financial statements.

DENNY’S 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2007 and 2006
	2007	2006
Additions:
Investment income:
Net appreciation in fair value of investments (Note 3)	$3,810,540	5,223,401
Interest and dividends	949,271	683,261
Investment income – plan interest in Denny’s 401(k) Plans Master
Trust investment income (Notes 1 and 4)	—	927,339
Total investment income	4,759,811	6,834,001
Contributions:
Employer's	1,613,689	1,522,060
Participants’	4,947,137	4,282,513
Total contributions	6,560,826	5,804,573
Total additions	11,320,637	12,638,574
Deductions:
Benefits paid to participants	13,669,355	12,772,167
Administrative expenses	218,158	141,127
Total deductions	13,887,513	12,913,294

Transfers of assets to Denny’s 401(k) Plan	—	41,570,437
Net increase (decrease) in net assets available for benefits	(2,566,876)	41,295,717
Net assets available for benefits:
Beginning of year	82,468,527	41,172,810
End of year	$79,901,651	82,468,527

See accompanying notes to financial statements.

DENNY’S 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)     Description of the Plan

The following brief description of the Denny’s 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

(a)	Plan Merger

On January 31, 2006, the Denny’s Hourly/HCE 401(k) Plan was merged into the Denny’s Salaried 401(k) Plan.  The combined plan was renamed the Denny’s 401(k) Plan. In conjunction with this, Denny’s Corporation common stock was removed as an investment option. This transaction was overseen and approved by the Plan’s committee. On February 1, 2006, the Plan transitioned its 401(k) record keeping and trustee duties from Ameriprise Financial to Wells Fargo.

(b)	General

The Plan is a qualified deferred compensation plan, subject to the Employee Retirement Income Security Act of 1974 (ERISA). Any employee of Denny’s Corporation (Denny’s or the Company), who has attained age 21 and is not an ineligible employee may make pre-tax contributions to the Plan immediately upon employment. The following individuals are ineligible to participate in the Plan: nonresident aliens; individuals classified as independent contractors by Denny’s (even if later reclassified as common law employees); employees whose employment is covered by a collective bargaining arrangement that does not provide for them to participate in this Plan; and lease employees. Plan participants must complete six months of service with the Company to be eligible for Denny’s matching contribution.

The Plan’s committee and plan administrator control and manage the operation and administration of the Plan. Since February 1, 2006, Wells Fargo has served as the Plan’s trustee. Prior to February 1, 2006, Ameriprise Financial served as the Plan’s trustee.

(c)	Interest in Master Trust

For the period ending January 31, 2006 (prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan), the Plan’s investments were held in the Denny’s 401(k) Plans Master Trust (the Master Trust) which was established for the investment of assets of the Denny’s Salaried 401(k) Plan and the Denny’s Hourly/HCE 401(k) Plan.

(d)	Contributions

Each year, participants may make pre-tax contributions of up to 25% of eligible compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

In 2007 and 2006, the Company matched 100% of employee pre-tax contributions, up to 3% of compensation for all participating employees of the Company who had completed six months or more of service.  Highly compensated employees are not eligible for the employer match.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.  Excess contributions to be returned to participants are shown as a liability of $99,827 and $105,764 as of December 31, 2007 and 2006, respectively, in the accompanying statements of net assets available for benefits.

(e)	Participant Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and earnings, and is charged with allocations of plan losses and administrative expenses and benefit payments, if applicable. Allocations are based on earnings and participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(f)	Vesting

All participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. For each employee whose initial date of employment is on or after January 1, 2002, the Company’s contribution portion of his/her account plus actual earnings thereon will be 100% vested after three years of continuous service.

(g)	Investment Options

Participants direct both participant and employer contributions in 1% increments in a combination of any of 18 investment options currently offered by the Plan. Participants may change their investment options at any time via telephone or through the Wells Fargo website.

Effective February 1, 2006, the Plan no longer allowed new contributions or transfers into the Denny’s Stock Fund. Additionally, the Denny’s Stock Fund was eliminated as an investment option during 2007.  Any balances remaining as of December 15, 2007 were liquidated and automatically transferred into the Moderate Model Portfolio.

(h)	Participant Loans

Participants may borrow up to 50% of the vested portion of their account, not to exceed $50,000 less the highest outstanding loan balance during the prior 12-month period. The minimum loan amount is $1,000. Each participant may have only one loan outstanding at any time. Loan terms cannot exceed 60 months. The loans are secured by the balance in the participant’s account and bear interest at rates that are comparable to rates charged by commercial lending institutions at the time the loan is made. The participant also bears any loan administration costs incurred. Loans are repaid through payroll deductions. If an employee who has a loan outstanding terminates employment, the loan balance, including interest, is due and payable. If the loan balance is not paid in full at that time, the participant’s account balance will be reduced by the outstanding loan amount. Additionally, the unpaid balance of the loan will be reported as a taxable distribution. Loans outstanding at December 31, 2007 have a range of interest rates from 4.00% to 9.25%.

(i)	Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, or termination of employment. Participants may elect to receive the vested portion of their account balance in a lump-sum payment or roll their distribution into another eligible retirement plan or IRA.

(j)	Administrative Expenses

Administrative expenses of the Plan are paid by the Plan.

(k)	Withdrawals

Withdrawals during employment are permitted only under hardship circumstances that are determined by the Internal Revenue Service “Safe Harbor” rules. Participants who are age 59-1/2 or older may withdraw from their account at any time, for any reason allowed by law.

(l)	Forfeited Accounts

Forfeitures are used to reduce future employer matching contributions to the Plan.  In 2007 and 2006, forfeitures of $111,819 and $56,626, respectively, were forfeited and will be used to reduce employer contributions.

(m)	New Accounting Pronouncements

Effective December 31, 2006, the Plan adopted Financial Accounting Standards Board (the “FASB”) Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Held and Welfare and Pension Plans” (the “FSP”).  The FSP requires that the Statement of Net Assets Available for Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”, an interpretation of the FASB Statement No. 109 (“FIN 48”). FIN 48 requires an entity to determine whether it is more-likely-than-not that a tax position will be sustained in the event of examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. The adoption of FIN 48 did not have a material impact on the Plan’s financial statements.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements.”  SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS 157 is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP FAS 157-2, "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"), which permits a one-year deferral of the application of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Plan Management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting and in accordance with U.S. generally accepted accounting principles.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

The fair value of mutual funds and Denny’s Corporation common stock is determined by quoted market prices.  The collective trust funds do not have quoted market prices. The fair value of the collective trust funds is determined based on the net asset value of the respective funds, which are based on the estimated fair value of the underlying investments in each fund. Such underlying investments are generally valued based on quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

(d)	Payment of Benefits

Benefit payments to participants are recorded upon distribution.

(e)	Investment Risk

The Plan provides for investments that are exposed to risk, such as interest rate, credit, and market volatility risk. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near future and that changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006 were as follows:

	2007	2006
Investments at fair value:
Wells Fargo Stable Return Fund N**	$32,431,905	$34,514,015
Wells Fargo Russell 2000 Index Fund G	8,094,972	9,804,824
Wells Fargo Advantage Index Fund	9,233,143	10,023,099
Harbor International Fund	4,148,873	3,543,350

** Contract value for this fund at December 31, 2007 and 2006 was $32,529,819 and $35,010,258, respectively.

Appreciation (including gains and losses on investments bought and sold, as well as held during the years) on investments was as follows:
	2007	2006
Net appreciation in fair value of investments:
Pooled, common and collective funds	$1,768,860	$2,568,679
Mutual funds	2,134,417	2,477,463
Denny’s Corporation common stock	(92,737)	177,259
	$3,810,540	$5,223,401

(4)	Master Trust

For the period ending January 31, 2006 (prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan), all of the investment assets of Denny’s Salaried 401(k) Plan were held in a trust account at Ameriprise Financial and consisted of an undivided interest in an investment account of the Denny’s 401(k) Plans Master Trust, a master trust established by the Company and administered by Ameriprise Financial, the Plan’s trustee.

Prior to the merger of the Denny’s Hourly/HCE 401(k) Plan into the Denny’s Salaried 401(k) Plan on January 31, 2006, use of the Master Trust permitted the commingling of trust assets for the two plans for investment and administrative purposes. Although the assets of both plans were commingled in the Master Trust, the trustee maintained supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income or loss of the investment assets were allocated by Ameriprise Financial to each participating plan based on the relationship of the interest of each plan to the total of the interest of the participating plans.

The net investment gain for the Master Trust for the period ended January 31, 2006 is summarized below:

2006
Net appreciation in fair value of investments:
Collective trust funds	$1,019,587
Mutual funds	679,724
Common Stock	34,035
1,733,346
Interest and dividend income	—
Total investment gain	$1,733,346

The Plan’s share of the Master Trust investment gain for the period ended January 31, 2006 was 53.5%.

(5)	Employer Match Contributions

During 2007, the Company determined that several employees were not properly classified as highly compensated employees in prior periods. As a result, these employees improperly received a company match on their contributions and some made contributions in excess of the IRC limitations. Based on the Company’s analysis, it was determined that these employees should have forfeited company match contributions of approximately $40,000. In addition, the Plan should have distributed approximately $59,000 in excess contributions, which is shown as a liability in the accompanying statements of net assets available for benefits as of December 31, 2007. The amounts will be forfeited from the participants’ account and the excess contribution distributions will be made on or about August 1, 2008.

During 2006, the Company determined that several employees did not properly receive the employer matching contribution for various periods beginning in 1999. Based on the Company’s analysis, it was determined that the Company owed approximately $66,000 to these participants, which is shown as a receivable to the Plan in the accompanying statements of net assets available for benefits as of December 31, 2006. In addition, some employees improperly received the employer matching contribution for various periods beginning in 2002.  Based on the Company’s analysis, it was determined that these participants owed approximately $5,000 to the Company, which is shown as a liability in the accompanying statements of net assets available for benefits as of December 31, 2006. On June 1, 2007, the applicable amounts were paid to and received from the Plan.

(6)	Party-in-Interest Transactions

For the years ended December 31, 2007 and 2006, certain Plan investments consist of pooled, common and collective funds managed by Wells Fargo, the trustee and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan to Wells Fargo for the years ended December 31, 2007 and 2006 amounted to approximately $25,000 and $37,000, respectively.

The Plan pays administrative fees to the Plan’s sponsor.  Fees paid by the Plan to Denny’s Corporation for the years ended December 31, 2007 and 2006 amounted to approximately $16,000 and $15,000, respectively.

Previously, the trust invested in common stock of the Plan’s sponsor. These transactions qualified as party-in-interest transactions.  Effective February 1, 2006, the Plan no longer allowed new contributions or transfers into the Denny’s Stock Fund. As of December 15, 2007, any remaining balances invested in the Plan sponsor’s common stock were liquidated and automatically transferred into the Moderate Model Portfolio.

(7)	Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

During 2007, the Plan incurred a partial termination as a result of the Company’s initiative to sell company-owned restaurant units to franchisees.  All affected employees, who were active participants in the Plan, became fully vested in their employer contributions upon partial plan termination.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 17, 2003, that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

The Plan has been amended since receiving the determination letter, however, the Company believes that the Plan in currently designed and being operated in compliance with applicable requirements of the IRC and Plan document.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$79,901,651	$82,468,527
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(97,914)	(496,243)
Net assets available for benefits per the Form 5500	$79,803,737	$81,972,284

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2007
Total investment income per the financial statements	$4,759,811
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	398,329
Total investment income per the Form 5500	$5,158,140

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

DENNY’S 401(k) PLAN

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issuer, borrower or similar party	Description of Investment	Market Value

Cash Equivalents
Wells Fargo Short-Term Investment Fund G*	582,603 shares	$582,603
		582,603
Pooled, Common and Collective Funds
Fully benefit-responsive
Wells Fargo Stable Return Fund N*	785,141 shares	32,431,905
Non benefit-responsive
Wells Fargo International Equity Index Fund G*	194,851 shares	3,236,480
Wells Fargo Russell 2000 Index Fund G*	518,649 shares	8,094,972
		43,763,357
Mutual Funds
PIMCO Real Return Bond Fund	308,212 shares	3,378,006
PIMCO Total Return Fund - Admin	323,091 shares	3,453,844
American Europacific Growth Fund	32,900 shares	1,650,263
American Growth Fund of America	64,679 shares	2,183,548
Goldman Sachs Growth Opportunities Fund	46,651 shares	1,053,850
Harbor International Fund	58,658 shares	4,148,873
Ivy Small Cap Growth Fund	16,320 shares	214,447
Janus Mid-Cap Value Fund	118,768 shares	2,663,962
MSIF Trust Mid-Cap Growth Portfolio	18,014 shares	585,269
Royce Pennsylvania Mutual Fund	50,964 shares	551,434
T Rowe Price Equity Income Fund	104,503 shares	2,930,255
Vanguard Total Stock Market Index	41,759 shares	1,425,243
Wells Fargo Advantage Index Fund*	165,498 shares	9,233,143
		33,472,137

Loans to participants, at estimated fair value	Interest rates ranging from 4.00% to 9.25% & maturity dates of 2008 through 2012	1,920,537

Total		$79,738,634

* - Party-in-interest
Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm.

EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Denny's 401(k) Plan

Date: June 27, 2008	By:	/s/ Jay C. Gilmore
Jay C. Gilmore
Vice President, Chief Accounting Officer and
Corporate Controller and as member of the
Retirement Plan Committee
(administrator of Denny's 401(k) Plan)